UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-36363

VISIONSYS AI INC

2 Hammarskjold Plaza, Room 10B

2nd Avenue, New York, NY 10017

Tel: +1 (929) 687-0368

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Appointment of a Senior Advisor

To enhance operational efficiency, advance strategic initiatives in blockchain and decentralized technologies, and accelerate its growth in AI-driven solutions, the Company has appointed Mr. Tom Trowbridge as a Senior Advisor of the Company, effective on October 4, 2025.

The biographical information of Mr. Tom Trowbridge is set forth below.

Mr. Tom Trowbridge co-founded Fluence Labs in October 2019, and Hedera Hashgraph (HBAR) in September 2017 where he served as President from inception and led the company to a mainnet launch. He also served as a member of the board of directors of Stronghold Digital Mining (NASDAQ: SDIG) from October 2021 to March 2025. He launched and has hosted the DePIN Day conference series and the DePINed podcast since February 2024. Mr. Trowbridge received a B.A. from Yale University in 1996 and an M.B.A. from Columbia University in 2003. In this consulting capacity, he will provide expert guidance on blockchain strategy, distributed ledger technologies, and fostering innovation in decentralized infrastructure.

The Company entered into a strategic advisor agreement (the “Strategic Advisor Agreement”) with Mr. Trowbridge, which establishes other terms and conditions governing his service to the Company. He will receive an annual base salary of $120,000 and 300,000 restricted American Depositary Shares for his services as the Senior Advisor.

The Strategic Advisor Agreement is qualified in its entirety by reference to the complete text of the Strategic Advisor Agreement, which is filed hereto as Exhibit 99.1.

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Strategic Advisor Agreement, dated October 4, 2025 by and between the Company and Tom Trowbridge

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VisionSys AI Inc

By:	/s/ Heng Wang
Name:	Heng Wang
Title:	Chief Executive Officer

Date: October 10, 2025

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